Exhibit 99.1

Nabriva Therapeutics AG Provides Development Update and Reports Nine Month 2015 Financial Results

Vienna, Austria / King of Prussia, PA, November 11, 2015 (NASDAQ: NBRV) — Nabriva Therapeutics AG, a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics,  provided a development update and reported today its financial results for the nine months ended September 30, 2015.

“We have been successfully executing on our lefamulin development program,” said Dr. Colin Broom, Chief Executive Officer of Nabriva, “and I am delighted to add that we have initiated the first of our two pivotal, Phase 3 clinical trials of lefamulin for the treatment of patients with moderate to severe Community Acquired Bacterial Pneumonia (CABP).  This should allow us to take advantage of the winter season in the northern hemisphere, and we plan to add additional sites, including southern hemisphere sites, over the next few months. We expect that the net proceeds from our recently completed initial public offering (IPO), together with our other cash resources, will be sufficient to enable us to fund our operations at least through the receipt of top-line clinical data from these Phase 3 CABP trials, which we anticipate in late 2017.”

RECENT DEVELOPMENT HIGHLIGHTS

Lefamulin

•                  Reached agreement on a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA) in September 2015 for the study design of our Lefamulin Evaluation Against Pneumonia (LEAP)  Phase 3 IV to Oral clinical trial;

•                  Initiated the first clinical site for our Phase 3 LEAP trial, which is our first of two planned international, pivotal Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP;

•                  Presented data at the 2015 European Congress of Clinical Microbiology and Infectious Diseases (ECCMID) on the antimicrobial potency of lefamulin against S. pneumoniae, including multidrug-resistant isolates; and

•                  Presented data at the 2015 Infectious Diseases Week conference (ID Week) detailing pharmacokinetic-pharmacodynamic target attainment analyses supporting lefamulin dose selection for the treatment of CABP.

“We believe that lefamulin offers the benefit of a monotherapy with consistent activity against the common pathogens causing CABP, including multidrug resistant strains and atypicals” noted Dr. Elyse Seltzer, Nabriva’s Chief Medical Officer. “Given the global emergence of multidrug resistant strains of bacteria, the development of new antibiotics for pragmatic use in CABP is critically important. Lefamulin brings a novel mechanism of action, targeted spectrum of activity against respiratory pathogens, ability to achieve significant concentration at the site of infection, both an IV and an oral formulation and a favorable tolerability profile.  We believe that these factors should make lefamulin well suited for use as first-line empiric monotherapy for the treatment of patients with moderate to severe CABP, which we are evaluating in our Phase 3 CABP development program.”

FINANCIAL HIGHLIGHTS

•                  Cash and cash equivalents of $125.5 million (€112.0 million) at September 30, 2015 compared to $2.2 million (€1.8 million) at December 31, 2014;

•                  Raised cash proceeds of $45.6 million (€42.1 million) from our April 2015 financing;

•                  Received gross proceeds of approximately $106.1 million (€94.5 million) and net proceeds of approximately $92.2 million (€82.1 million), after deducting underwriting discounts and estimated offering expenses from our initial public offering (IPO); and

•                  Net loss for the nine months ended September 30, 2015 was $23.9 million (€21.5 million) compared to a loss of $10.5 million (€8.0 million) for the nine months ended September 30, 2014.

INITIAL PUBLIC OFFERING AND SHARE COUNT

•                  Completed an Initial Public Offering of American Depositary Shares (ADSs) in the U.S. in September 2015;

•                  Sold a total of 10,350,000 ADSs in September 2015 at an offering price of $10.25 per ADS;

•                  Each ADS represents one tenth (1/10) of a common share; and,

•                  2,098,972 common shares were outstanding at September 30, 2015 (before giving effect to 17,149 common shares that became issuable for nominal value to certain pre-IPO shareholders upon the closing of the IPO).

Conference Call

Nabriva will hold a conference call and webcast today, November 11, 2015 at 8:30 a.m. ET / 1:30pm CET, to provide a development update, including a discussion of the LEAP IV to Oral trial design, and discuss the financial results for the nine months ended September 30, 2015. The presentation slides to be used during the call and a link to the webcast will be available on the “Investors” section of the Company’s web site under the “Events and Presentations” tab.  Windows Media or Real Player will be needed to access the webcast and a question and answer session will follow the presentation. The conference call webcast will be archived for future review until November 11, 2016.

Conference call details:
Date:	Wednesday, November 11, 2015
Time:	8:30 a.m. ET/ 1:30pm CET
Toll-free Dial-in (U.S.):	(877) 280 1254
Toll-free Dial-in (International):	(646) 254 3366
Web cast:	http://www.nabriva.com
Passcode:	7167456

To access an audio replay of the webcast visit www.nabriva.com and click on the “Investors” section of the Company’s web site under the “Events and Presentations” tab.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic available for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We expect to conduct two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. The first of these trials, the LEAP study, is open for enrollment.  This is the first clinical trial we have conducted with lefamulin for the treatment of CABP.  We anticipate commencing the second trial in the first quarter of 2016. Based on our current expectations for these trials and our estimates regarding patient enrollment, we expect to have top-line data available for both trials in late 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

To date, we have financed our operations primarily through our IPO, private placements of our common shares, convertible debt financings and research and development support from governmental grants and loans. As of September 30, 2015, we had cash and cash equivalents of €112.0 million ($125.5 million).  We expect that our existing cash and cash equivalents, including the net proceeds from our IPO, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements at least until late 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. This estimate assumes, among other things, that we do not obtain any additional funding through grants and clinical trial support or through collaboration agreements.

Other Income

Other income, which consists principally of non-refundable government grants, increased €1.2 million, from €1.3 million for the nine months ended September 30, 2014 to €2.5 million for the nine months ended September 30, 2015. The increase was primarily due to a €1.7 million increase in research premiums from the Austrian government as a result of our increased applicable research and development cost base in the nine months ended September 30, 2015, which was partly offset by a €0.2 million decrease in grant income, due to the end of support from the Vienna Center for Innovation and Technology (Zentrum für Innovation und Technologie) of our extended-spectrum pleuromutilins, or ESP, project in December 2014, and a €0.3 million decrease in the benefits from government loans at below-market rates of interest due to our repayment of the European Recovery Plan loan in July 2014.

Research and Development Expenses

Research and development expenses increased €8.9 million, from €5.0 million for the nine months ended September 30, 2014 to €13.9 million for the nine months ended September 30, 2015. The increase was primarily due to higher costs in the first nine months of 2015 related to preparation for our planned Phase 3 clinical trials for lefamulin and increase in staff costs related to the addition of employees in the United States, along with increases in consulting expenses related to our planned Phase 3 clinical trials for lefamulin. Direct costs for our other initiatives, including BC-7013, were relatively limited during both periods.

We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and conduct our Phase 3 clinical trials of lefamulin for the treatment of CABP, pursue the clinical development of lefamulin for additional indications and engage in earlier stage research and development activities.

General and Administrative Expenses

General and administrative expenses increased €2.3 million, from €1.6 million for the nine months ended September 30, 2014 to €3.9 million for the nine months ended September 30, 2015. The increase was primarily due to increased professional service fees related to our initial public offering in the United States in September 2015 and an increase in staff costs related to the addition of employees in the United States.

We expect general and administrative expenses to increase in the near future as we increase our staff and expand our infrastructure along with other costs associated with being a public company in the United States.

Financial Income and Expenses

Financial income increased €4.4 million, from €1.7 million in the nine months ended September 30, 2014 to €6.1 million in the nine months ended September 30, 2015. The €1.7 million of financial income recognized during the nine months of 2014 resulted from fair value adjustments of the conversion rights to our outstanding convertible loans. The €6.1 million of financial income recognized during the nine months of 2015 resulted from benefits of €3.3 million due to the waiver of interest on our outstanding convertible loans and benefits of €1.5 million due to the termination of call options held by the lenders of our outstanding convertible loans,  in connection with our April 2015 financing, and further benefits of €1.1 million from adjustments of the carrying amounts of financial liabilities in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” due to the extension of payment terms on certain of our outstanding convertible loans in January 2015.

Financial expenses increased €8.3 million, from €4.4 million in the nine months ended September 30, 2014 to €12.7 million in the nine months ended September 30, 2015. The increase is primarily due to expenses in 2015 of €7.6 from fair value adjustments of the conversion rights related to our outstanding convertible loans and expenses of €0.7 million from adjustments to the amortized cost of the silent partnership investments, both related to the valuation impact of the April 2015 financing.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased €9.9 million, from €6.6 million for the nine months ended September 30, 2014 to €16.5 million for the nine months ended September 30, 2015 due to a higher net loss of €8.8 million during the nine months ended September 30, 2015, after adjustments for non-cash amounts included the net loss, along with higher cash interest expense of €0.3 million and higher tax payments of €0.8 million. The net change in working capital was essentially flat as the increase in receivables was offset by higher trade and other liabilities.

Investing Activities

Cash flow utilized by investing activities was not significant in the nine months ended September 30, 2014 and 2015 and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities increased €119.5 million, from €7.2 million for the nine months ended September 30, 2014 to €126.7 million for the nine months ended September 30, 2015 primarily due to gross proceeds of €94.5 million ($106.1 million) from our initial public offering in September 2015, cash proceeds of €42.1 million from our April 2015 financing, €3.1 million from the issuance of an additional convertible loan in January 2015 and proceeds of €1.0 million from a new silent partnership agreement in January 2015.While during the nine months ended September 30, 2014 we received cash proceeds of €4.6 from long-term borrowings and proceed of €3.6 million from convertible loans, the increase was partially offset by equity transaction costs of €10.9 million and a €1.3 million increase of aggregate repayments of long-term borrowings from €1.8 million in the nine months ended September 30, 2014 to €3.1 million in the nine months ended September 30, 2015.

FINANCIAL RESULTS

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

	Nine Months Ended September 30
(in thousands)	2014	2015
Other income	€1,281	€2,517
Research and development expenses	(5,003)	(13,891)
General and administrative expenses	(1,619)	(3,896)
Other gains (losses), net	63	153
Operating result	€(5,278)	€(15,117)
Financial income	1,730	6,157
Financial expenses	(4,429)	(12,740)
Financial result	€(2,699)	€(6,583)
Loss before taxes	€(7,977)	€(21,700)
Taxes on income	(2)	216
Loss for the period	€(7,979)	€(21,484)
Other comprehensive Income (OCI)
Items that may be reclassified subsequently to profit or loss, net of tax
Exchange differences on translating foreign operations	—	23
Other comprehensive income for the year	—	23
Total comprehensive loss for the year	€(7,979)	€(21,461)

All results are derived from continuing activities in respect of current and preceding years and are attributable to shareholders of the Company.

		Nine Months Ended September 30
	Notes	2014	2015
Loss per share
Basic (€ per share)	2	(24.57)	(30.36)
Diluted (€ per share)	2	(24.57)	(30.36)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands)	Notes	As of December 31, 2014	As of September 30, 2015
Assets
Non-current assets
Property, plant and equipment		€314	€322
Long-term receivables		326	346
Other non-current assets		10	222
		650	890
Current assets
Current receivables		1,543	3,652
Cash and cash equivalents		1,770	111,986
		3,313	115,638
Total assets		€3,963	€116,528
Equity and liabilities
Capital and reserves
Share capital	3	€328	€2,102
Capital reserves	3	66,458	221,178
Other reserves		(21)	2
Treasury shares		(19)	(19)
Accumulated losses		(96,905)	(118,389)
		(30,159)	104,874
Non-current liabilities
Borrowings		2,834	1,386
Investment from silent partnership		522	—
Other financial liabilities		1,817	—
Other non-current liabilities		77	75
		5,250	1,461
Current liabilities
Borrowings		2,963	1,668
Convertible loans		16,253	—
Trade payables		292	1,274
Preferred dividend rights	4	—	1,538
Other financial liabilities		5,942	297
Other current liabilities		3,422	5,416
		28,872	10,193
Total equity and liabilities		€3,963	€116,528

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Selected Cash Flows Data

(Unaudited)

	Nine Months Ended September 30
(in thousands)	2014	2015
Cash flow utilized by operating activities	€(6,550)	€(16,450)
Cash flow utilized by investing activities	(11)	(102)
Cash flow generated from financing activities	7,223	126,747
Net cash flow	€662	€110,195
Cash and cash equivalents at beginning of period	€3,292	€1,770
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies	—	21
Cash and cash equivalents at end of period	€3,954	€111,986

Notes to the Financial Statements Presented

For the nine months ended September 30, 2015

1.      Basis of accounting

The unaudited condensed consolidated interim financial statements of the Company presented in this press release have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a consistent basis with the audited annual financial statements for the year ended December 31, 2014. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with IFRS, have been condensed or omitted. The interim financial information in this press release does not contain sufficient information to comply with International Accounting Standard 34, “Interim Financial Reporting”, nor does it constitute the issuance of financial statements in accordance with IFRS as issued by the IASB. Accordingly, this unaudited condensed consolidated interim financial information should be read in conjunction with the audited annual financial statements for the year ended December 31, 2014.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4. In the opinion of management, the unaudited condensed consolidated interim financial statements contain all adjustments that are necessary to state fairly the Company’s financial position as of September 30, 2015 and comprehensive income (loss) and cash flows for the nine months ended September 30, 2014 and September 30, 2015.

We present our consolidated financial statements in euros. All references to “$” are to U.S. dollars and all references to “€” are to euros. Solely for convenience certain euro amounts have been translated into U.S. dollars at the rate as published by the European Central Bank on the respective date. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

2.      Loss per share calculation

Basic loss per share has been calculated by dividing the loss attributable to shareholders for the period by the weighted average number of shares outstanding during the period, excluding shares held by the Company as treasury shares, which amounted to 324,703 shares in the nine months ended September 30, 2014 and 707,566 shares in the nine months ended September 30, 2015.

In the nine months ended September 30, 2014 and 2015 diluted loss per share equals basic loss per share because the conversion of all potentially dilutive shares, e.g. outstanding share options and shares from outstanding convertible loan agreements, would result in a decrease in the loss per share and is therefore not to be treated as dilutive

3.      Share capital

In April 2015, the Company closed the sale of 730,162 common shares, including 511,188 shares at a price per share of €82.35 for €42.1 million in cash consideration and the sale of 218,974 shares in exchange for the conversion of outstanding convertible loans and silent partnerships investments.

In July 2015, the Company issued 9,107 common shares to Kreos Capital IV (Expert Fund) Limited at a price of €1.00 per share pursuant to the exercise of a warrant.

On September 18, 2015 the Company announced an initial public offering on the NASDAQ Global Market issuing 9,000,000 American Depositary Shares, or ADSs, at a price of $10.25 per ADS. On September 18, 2015 the underwriters exercised in full their over-allotment option to purchase an additional 1,350,000 ADSs. Each ADS represents one tenth of a common share, thus 1,035,000 common shares were issued. Total gross proceeds of € 94.5 million ($106.1 million) were raised. The number of common shares outstanding at September 30, 2015 was 2,098,972.

4.      Preferred dividend rights

Pursuant to the Shareholders Agreement 2015, signed on April 2, 2015 by all shareholders of the Company, the holders of the shares issued in the April 2015 financing were granted certain preferential rights, including the right for certain shareholders to acquire additional shares of the Company against payment of the nominal amount of €1.00 per share following an appropriate resolution of all shareholders (the “preferred dividend right”). The preferred dividend accrues at a rate per annum equal to 8% of the original issue price per share of the April 2015 financing, based on the number of days that have elapsed from the issuance of such shares until the occurrence of certain triggering events, including an initial public offering, a trade sale and a liquidation. Upon the closing of the initial public offering on September 23, 2015 the holders of the preferred dividend rights became entitled to receive 17,149 common shares in satisfaction of the preferred dividend right. These shares will be issued in the fourth quarter of 2015 and the liability for the dividend rights will be re-classified into equity.

Upon the closing of the initial public offering, the Shareholders Agreement 2015 and all contractual preference rights provided therein terminated.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate, lefamulin. Nabriva is developing lefamulin to be the first systemically available pleuromutilin antibiotic for human use.  Lefamulin is being developed for the treatment of moderate to severe community acquired bacterial pneumonia (CABP). Future studies are planned to evaluate lefamulin for additional anti-infective indications.

About Lefamulin

Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for CABP in over a decade. The company expects to begin enrolling patients into the first of its two planned lefamulin Phase 3 CABP clinical studies in the fourth quarter of 2015. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

About Lefamulin Evaluation Against Pneumonia (LEAP) Phase 3 IV to Oral Clinical Trial

Nabriva has designed its first of two pivotal Phase 3 international clinical trials of lefamulin for the treatment of moderate to severe CABP as a multi-center, randomized, controlled, double-blind study comparing lefamulin to moxifloxacin, a fluoroquinolone antibiotic. We plan to conduct the trial at centers in the United States, Europe, Asia and selected countries in the southern hemisphere. This trial is designed to assess the non-inferiority of lefamulin compared to moxifloxacin, with or without linezolid. Linezolid, or matching placebo, can be added to treatment if an investigator suspects that a patient is infected with MRSA prior to randomization, as moxifloxacin is not approved to treat MRSA. We are targeting the enrollment of approximately 740 adult patients in this trial, of which a small proportion is expected to require addition of linezolid. All patients enrolled in this trial will be classified as Pneumonia Outcomes Research Team, or PORT, severity of at least 3 on a scale of 1 to 5, which corresponds to moderate to severe clinical disease.

All medications will be administered according to a double-blind and double-dummy design. Lefamulin will be dosed at 150 mg IV every 12 hours and moxifloxacin will be dosed at 400 mg IV daily and, if required, linezolid at 600 mg IV every 12 hours. Based on pre-defined criteria, investigators will have the option to switch patients to oral therapy after patients have received a minimum of 6 doses. Lefamulin will be administered orally as one 600 mg tablet every 12 hours, moxifloxacin at 400 mg daily and linezolid at 600 mg every 12 hours. Based on the pharmacokinetic data for lefamulin, we expect oral dosing of one 600 mg tablet every 12 hours to have a similar therapeutic benefit as IV dosing of 150 mg every 12 hours. Patients will be treated for a minimum of five days and a maximum of ten days.

The primary efficacy endpoint for the trial for the FDA is the proportion of patients in the Intent to Treat (ITT) population for each of the lefamulin treatment group and the moxifloxacin treatment group who are alive, have improvement in at least two of the four cardinal symptoms of CABP (difficulty breathing, cough, production of purulent sputum and chest pain) as outlined in the current FDA guidance, have no worsening in any of the four cardinal symptoms of CABP and have not received a concomitant antibiotic (other than linezolid) for the treatment of CABP up through 120 hours after the first dose of lefamulin. This endpoint is also referred to as early clinical response. The primary efficacy endpoint for the EMA is the clinical success rate at the Test of Cure (i.e., 5-10 days after the last dose of study drug) visit for lefamulin in both the Clinically Evaluable and modified ITT populations compared to moxifloxacin. Clinical success is based on the investigator’s assessment that a patient has clinically responded to lefamulin, which means that the patient has complete resolution or significant improvement of all local and systemic signs and symptoms of infection such that no additional antibiotic treatment is administered for the treatment of the current episode of CABP. The study has greater than 90% power to establish the non-inferiority (NI) of lefamulin to moxifloxacin for both primary endpoints using a NI margin of 10%. Top-line clinical data from this Phase 3 trial is anticipated in late 2017.

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, initiation and conduct of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s final prospectus dated September 17, 2015 for its U.S. initial public offering and in other filings it makes with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s final prospectus dated September 17, 2015 for its U.S. initial public offering as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of September 30, 2015, we had accumulated losses of €118.4 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the ADSs.